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                              May 10, 2023

       Liu Lu
       Chief Executive Officer
       KEEMO Fashion Group Limited
       69 Wanke Boyu, Xili Liuxin 1st Rd
       Nanshan District, Shenzhen
       Guangdong 518052
       China

                                                        Re: KEEMO Fashion Group
Limited
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 28,
2023
                                                            File No. 333-267967

       Dear Liu Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Description of Business, page 16

   1. Please indicate whether the suppliers and customers described in this section are located in
                                                        China.
 Liu Lu
FirstName  LastNameLiu Lu
KEEMO Fashion    Group Limited
Comapany
May        NameKEEMO Fashion Group Limited
     10, 2023
May 10,
Page 2 2023 Page 2
FirstName LastName
Exhibits to the Registration Statement
Exhibit 23.1, page 29

2. The consent included in this amendment cites "Amendment 3" and is dated March 23,
         2023. Please file an updated consent citing the correct Amendment, with a date that
         corresponds to the Amendment   s filing date.
       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services